September 22, 2005

VIA EDGAR

U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

      Re:   Oppenheimer Small- & Mid- Cap Value Fund
            a series of Oppenheimer Quest for Value Funds
            File Nos. 33-15489 and 811-05225; CIK #000817982

To the Securities and Exchange Commission:

      On behalf of Oppenheimer Small- & Mid- Cap Value Fund, a series of
Oppenheimer Quest for Value Funds (the "Registrant") and pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), we hereby request that the Securities and Exchange Commission (the "Commission")
consent to the withdrawal of Post-Effective Amendment No. 55 under the
Securities Act and Amendment No. 57 under the Investment Company Act, as amended, to the Registrant's Registration Statement on Form N-1A (the
"Amendment"), filed with the Commission on September 20, 2005, pursuant to
Rule 485(a) under the Securities Act. The Fund is an open-end investment company. No securities were sold under this Amendment.

      Due to a clerical error, the Amendment (accession number
0000728889-05-000935) was filed under EDGAR Form Type "N-1A" rather than Form
Type "485APOS" and was assigned File Number 333-128436 under the Securities
Act. With the Commissions consent, the Fund will (i) withdraw Post-Effective
Amendment No. 55 on September 22, 2005, pursuant to Rule 477 under the
Securities Act, and subsequently (ii) file Post-Effective Amendment No. 56, pursuant to Rule 485(a) under the Securities Act, for which we expect to request acceleration.

      Please direct any questions you may have regarding this request or the
Amendment to the undersigned at 212-323-5089. Thank you for your assistance.

                                    Oppenheimer Small- & Mid- Cap Value Fund
                                    a series of Oppenheimer Quest for Value
                                    Funds

                                    /s/ Nancy S. Vann
                                    --------------------------------
                                    Nancy S. Vann
                                    Vice President and Assistant Counsel

cc:  Vincent J. DiStefano, Esq., U.S. Securities & Exchange Commission